Exhibit 99.16

Investor Contact:	Media Contact:
Larry Dennedy/Bob Sandhu	Denise DesChenes/Kara Findlay
MacKenzie Partners, Inc.	Citigate Sard Verbinnen
212-929-5500	(212) 687-8080
HIGHLAND CAPITAL ASKS DELAWARE COURT TO COMPEL MOTIENT
TO COMPLY WITH STOCKHOLDER INFORMATION REQUEST
Calls on Fellow Stockholders to Replace Motient’s Directors
     DALLAS, TX, April 25, 2006 — Highland Capital Management, L.P. today announced that one of its affiliates, Highland Select Equity Fund, L.P. (“Highland”), has filed a complaint in the Delaware Court of Chancery due to the express refusal of Motient Corporation (PINK:MNCP) to comply with Highland’s stockholder request for certain information made pursuant to Section 220 of the Delaware General Corporation Law. Highland Capital is Motient’s largest stockholder, owning approximately 14% of its common stock.
     The filing of the complaint follows the April 12, 2006, submission by Highland of a letter demanding, in accordance with its rights under Delaware law, that Motient produce its books and records on a variety of topics relating to Motient’s financial performance and certain other areas of concern. Under Delaware law, Motient was required to respond and make arrangements to produce the requested materials by April 19, 2006. However, on April 20, 2006, Motient notified Highland that it was refusing to provide any of the requested information. As a result, Highland filed the complaint to enforce its legal rights under Section 220.
     Highland said, “By refusing to provide this important information, Motient is continuing to stonewall its stockholders. Stockholders, regardless of the size of their investment, have the right to know what is going on at the company they own. If Motient’s Board and management have nothing to hide, they should produce the requested materials. Disclosures in Motient’s recently filed Form 10-K and restated financials for the first three quarters of 2005 only deepen our concerns about the gross mismanagement at Motient. We believe Motient is suffering from poor operating performance, conceded financial reporting deficiencies, recurring execution and management oversight problems, and extensive Board and management self-dealing and conflicts of interest. We call on our fellow stockholders to support our slate of highly qualified, principled and independent nominees to replace Motient’s current directors at the 2006 meeting of stockholders. Motient stockholders deserve to have representatives on Motient’s Board who will properly represent and protect the interests of all stockholders.”
     Highland Capital believes Motient is being mismanaged as evidenced by the following:
•	Poor operating performance. Motient has reported declining year-over-year revenues for the past four years, a greater than 130% increase in selling, general and administrative expenses for the year ended December 31, 2005 as compared to each of the years ended December 31, 2003 and 2004, and a net loss for the year ended December 31, 2005, of $158.4 million on revenues of $13.8 million, down from revenues of $36.9 million and $54.5 million for the years ended December 31, 2004 and 2003, respectively.

•	Significant financial reporting deficiencies. Motient has repeatedly identified certain deficiencies and material weaknesses in the internal controls over its financial reporting, and amended three of its quarterly reports filed with the SEC for the fiscal year 2005 to restate financial information.

•	Questionable execution and management. In its recently filed Form 10-K, Motient makes reference to management having “limited experience running a satellite communications business,” and admits to issuing non-voting preferred shares in conflict with its corporate charter, which violates the Delaware General Corporation Law. The Motient Board and management also supported a failed roll-up transaction that would have substantially undermined existing Motient stockholders’ value, only later admitting the transaction structure would “need to be modified.”

•	Extensive Board self-dealing and conflicts of interest. In recent public filings, Motient makes references to numerous related-party transactions between the company and its directors and officers, on one hand, and entities in which Motient’s directors and officers have interests or serve as officers, directors or consultants, on the other hand. In its Form 10-K, Motient disclosed $13.1 million of expenses for related party transactions and services, and nearly $18.0 million in total stock-based employee compensation expense, compared with only $13.8 million in total revenue, for the year ended December 31, 2005. These related-party transactions, as well as certain Motient officers’ compensation and Motient advisor fee structures, point to severe conflicts of interest and raise serious questions about the independence of Motient’s directors and officers and whether Motient’s directors and management are complying with their fiduciary duties and acting in the best interests of Motient stockholders.
     Highland’s demand letter to Motient detailed at great length a number of the facts causing its serious concerns. The request sought information from Motient in order to investigate:
•	Deficiencies and material weaknesses in Motient’s internal controls, as described in its Form 10-K for the year ended December 31, 2005.

•	Deficiencies in the design and implementation of Motient’s internal controls over financial reporting that resulted in the restatement of financial statements for the quarterly reporting periods in fiscal 2005 as described in Motient’s Form 10-K.

•	Possible mismanagement, breaches of fiduciary duty and improper influence and conduct with respect to the relationships, transactions and dealings between and among Motient, its directors, senior management and advisors.
•	Possible mismanagement, breaches of fiduciary duty, and improper influence and conduct in connection with the matters that were the subject of the supposed investigation into Motient’s directors, Tejas Incorporated and its subsidiaries and affiliates, and other Motient advisors conducted by Motient’s Audit Committee; the adequacy of this investigation; and whether the Audit Committee’s alleged investigation into allegations raised by the plaintiff in Highland Legacy Limited v. Steven G. Singer, et. al, C.A. No. 1566-N was conducted by independent and disinterested directors, by independent legal counsel that was not conflicted, in good faith, and using reasonable procedures.

•	Compensation arrangements and amended and restated employment agreements (including applicable change in control and change in director provisions) and all amendments thereto with and between Motient and each of Christopher W. Downie, Executive Vice President, Chief Operating Officer and Treasurer; Myrna J. Newman, Vice President, Controller and Chief Accounting Officer; Robert Macklin, Vice President, General Counsel and Secretary; and any other officer of Motient whose employment agreement was not properly filed with or disclosed to the SEC.

•	The circumstances surrounding the failed roll-up transaction proposed by Motient in 2005, including the conduct and procedures utilized by the Board, any committee thereof, and any advisors retained by Motient, the Board or any committee thereof and the due diligence or other procedures utilized or proposed to be utilized in determining the valuation numbers utilized by Motient in the failed transaction.
     Highland will utilize the information obtained through the inspection of Motient’s books and records to evaluate potential corrective measures with respect to certain or all of these matters and to communicate with other stockholders regarding matters relating to their interests as stockholders, so that stockholders may effectively address any mismanagement or improper conduct, including, without limitation, changes to the composition of the Motient Board at the upcoming annual meeting of Motient’s stockholders. Highland believes all of these purposes for the inspection are proper under Delaware law.
     Highland’s demand letter to Motient was attached to a schedule 13D/A and filed with the Securities and Exchange Commission on April 13, 2006. The related complaint filed yesterday with the Delaware Court of Chancery is attached to a schedule 13D/A and will be filed with the Securities and Exchange Commission today.

About Highland Capital Management, L.P.
     Based in Dallas, Texas with offices in New York and London, Highland Capital Management, L.P. is an SEC-registered investment adviser specializing in credit and alternative investment investing. Highland Capital currently manages over $20 billion in leveraged loans, high yield bonds, structured products and other assets for banks, insurance companies, pension plans, foundations, and high net worth individuals.
     HIGHLAND CAPITAL STRONGLY ADVISES ALL SECURITY HOLDERS OF MOTIENT TO READ ITS PROXY OR CONSENT STATEMENT WHEN AND IF IT BECOMES AVAILABLE, AS IT WILL CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN ANY SUCH PROXY OR CONSENT SOLICITATION. INVESTORS CAN GET THE PROXY OR CONSENT STATEMENT, AND ANY OTHER RELEVANT DOCUMENTS, WHEN AND IF AVAILABLE, FOR FREE AT THE SECURITIES AND EXCHANGE COMMISSION’S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, ANY SUCH PROXY OR CONSENT STATEMENT, AND ANY OTHER RELEVANT DOCUMENTS, WHEN AND IF AVAILABLE, WILL BE AVAILABLE FOR FREE FROM THE PARTICIPANTS BY CONTACTING HIGHLAND CAPITAL’S SOLICITOR, MACKENZIE PARTNERS, INC., AT ITS TOLL-FREE NUMBER: (800) 322-2885, OR BY COLLECT CALL AT (212) 929-5550.
     INFORMATION CONCERNING THE IDENTITY OF THE POTENTIAL PARTICIPANTS IN ANY SUCH POTENTIAL PROXY OR CONSENT SOLICITATION AND A DESCRIPTION OF THEIR DIRECT OR INDIRECT INTERESTS, BY SECURITY HOLDINGS OR OTHERWISE, IS CONTAINED IN EXHIBIT 1 TO THE SCHEDULE 14A FILED BY HIGHLAND CAPITAL WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 13, 2006 WITH RESPECT TO MOTIENT. THAT SCHEDULE 14A IS CURRENTLY AVAILABLE FOR FREE AT THE SECURITIES AND EXCHANGE COMMISSION’S WEB SITE. Security holders of Motient can also obtain information concerning the identity of the potential participants in any such potential proxy or consent solicitation and a description of their direct or indirect interests, by security holdings or otherwise, for free by contacting Highland Capital’s solicitor, MacKenzie Partners, Inc., at its toll-free number: (800) 322-2885, or by collect call at (212) 929-5550.
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